Exhibit 99.1

News Release

For Immediate Release

Stantec Announces update to its Revolving Credit Facility

EDMONTON AB (September 30, 2008) TSX,NYSE:STN

Stantec announced today that the Company has extended and made certain amendments to its existing revolving credit facility. As provided in the credit agreement, the Company increased the facility limit to C$300 million from C$250 million and extended the maturity date to August 31, 2011, while maintaining the same pricing terms and conditions. In addition, US$100 million of the current outstanding amount was converted to a fixed rate of 3.43%, plus applicable pricing spreads, for a two year period.

The credit facility is continuing to be made available by a syndicate of financial institutions and is led by Canadian Imperial Bank of Commerce, as administrative agent, bookrunner, and arranger. The other syndicate members are Alberta Treasury Branches, Canadian Western Bank, National Bank of Canada, and Bank of America, N.A.

For additional terms and conditions of the revolving credit facility, refer to the Stantec Inc. 2008 Second Quarter Report filed on Sedar (www.sedar.com) and Edgar (www.sec.gov) and available to download from the Investors section on www.stantec.com.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Media Relations Stantec Tel: (780) 917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: (780) 917-7288

One Team. Infinite Solutions.